Filed Pursuant to Rule 424(b)(3)
Registration No. 333-129899
PROSPECTUS
US AIRWAYS GROUP, INC.
Warrants to purchase 386,925 shares of Common Stock
386,925 shares of Common Stock

        America West Holdings Corporation, our wholly owned subsidiary, issued warrants in January 2002 in connection with the closing of a $429 million loan supported by a $380 million government loan guarantee. In connection with the merger of America West Holdings Corporation and Barbell Acquisition Corp., our wholly owned subsidiary, which became effective on September 27, 2005, we issued new replacement warrants to purchase 386,925 shares of US Airways Group common stock to AFS Cayman Limited. These new warrants replace and supersede the original warrants issued by America West Holdings Corporation. This prospectus will be used by the selling security holders to resell the warrants and the common stock issuable upon exercise of the warrants.
      The aggregate proceeds to the selling security holder from the sale of the warrants or common stock underlying the warrants will be the purchase price of the warrants or common stock less any discounts, fees and commissions. We will not receive any of the proceeds from the resale of these securities by the selling security holder. We may, however, receive cash consideration in connection with the exercise of the warrants for cash.
      The selling security holder and its successors may sell the warrants and the common stock underlying the warrants directly to purchasers, through underwriters, broker-dealers or agents, or through any other means described in this prospectus under “Plan of Distribution” on page 17. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling security holder or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.
      The warrants are exercisable for our common stock at any time prior to January 18, 2012 at an initial exercise price of $7.27 per share, subject to adjustments for anti-dilution purposes.
      Our common stock is currently listed on the New York Stock Exchange, or NYSE, under the symbol “LCC.” On February 8, 2006, the closing sale price of our common stock was $29.99 per share.

Consider carefully the risk factors beginning on page 6 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 10, 2006

Important Notice About the Information Presented In This Prospectus
      You should rely only on the information provided in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.
      We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY
      This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, including the risks of investing discussed under “Risk Factors” beginning on page 6, the information incorporated by reference, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part.
      Throughout this prospectus references to “US Airways Group,” the “Company,” “we,” “us” and “our” refer to US Airways Group, Inc. following effectiveness of the merger with America West Holdings, and references to “America West Holdings” refer to America West Holdings Corporation, unless otherwise specified or the context otherwise requires.
Our Company
      US Airways Group, Inc., a Delaware corporation, is a holding company formed in 1982 whose origins trace back to the formation of All American Aviation in 1937. US Airways Group’s primary business activity prior to the recent merger with America West Holdings was the operation of a major network air carrier through its ownership of the common stock of US Airways, Inc., Piedmont Airlines, Inc., PSA Airlines, Inc., Material Services Company, Inc. and Airways Assurance Limited. US Airways, Inc., along with US Airways Group’s regional airline subsidiaries and affiliated carriers flying as US Airways Express, is a hub-and-spoke carrier with a substantial presence in the Eastern United States and with service to Canada, the Caribbean, Latin America and Europe. US Airways, Inc. had approximately 42 million passengers boarding its planes in 2004 and is the seventh largest U.S. air carrier based on available seat miles, or ASMs. As of December 31, 2005, US Airways, Inc. operated 231 jet aircraft and 18 regional jet aircraft and provided regularly scheduled service at 100 airports in the continental United States, Canada, the Caribbean, Latin America and Europe. As of December 31, 2005, the US Airways Express network served 130 airports in the United States, Canada and the Bahamas, including approximately 46 airports also served by US Airways, Inc. During 2004, US Airways Express air carriers had approximately 15.2 million passengers boarding their planes.
      On September 12, 2004, US Airways Group and its domestic subsidiaries, US Airways, Inc., Piedmont Airlines, Inc., PSA Airlines, Inc. and Material Services Company, Inc., which accounted for substantially all of the operations of US Airways Group, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States bankruptcy court for the Eastern District of Virginia, Alexandria Division. On May 19, 2005 US Airways Group signed a merger agreement with America West Holdings pursuant to which America West Holdings agreed to merge with a wholly owned subsidiary of US Airways Group. The merger agreement was amended by a letter agreement on July 7, 2005. On September 27, 2005 the merger became effective and US Airways Group emerged from bankruptcy.
      America West Holdings, a Delaware corporation formed in 1996, is a holding company that owns all of the stock of America West Airlines, Inc., a Delaware corporation formed in 1981. America West Airlines, Inc. accounted for most of America West Holdings’ revenues and expenses in 2004. Based on 2004 operating revenues and ASMs, America West Airlines, Inc. is the eighth largest passenger airline and the second largest low-cost carrier in the United States. Prior to the merger America West Airlines, Inc. was the largest low-cost carrier operating a hub-and-spoke network, with large hubs in both Phoenix, Arizona and Las Vegas, Nevada. As of December 31, 2005, America West Airlines, Inc. operated a fleet of 142 aircraft with an average age of 11.0 years and served 64 destinations in North America, including eight in Mexico, two in Hawaii, four in Canada and one in Costa Rica. Through regional alliance and code share arrangements with other airlines, America West Airlines, Inc. served an additional 49 destinations in North America. In 2004, America West Airlines, Inc. had approximately 21.1 million passengers boarding its planes and generated revenues of approximately $2.3 billion.
      Following the merger, US Airways Group operates under the single brand name of US Airways through two principal operating subsidiaries, US Airways, Inc. and America West Airlines, Inc. We expect to integrate the two operating subsidiaries into one operation over the first 24 months following the merger. As a result of the merger, we expect to be the fifth largest airline operating in the United States as measured by domestic revenue passenger miles and by ASMs. We expect to have primary hubs in Charlotte, Philadelphia and Phoenix and secondary hubs/focus cities in Pittsburgh, Las Vegas, New York, Washington, D.C. and Boston. US Airways Group is a low-cost carrier offering scheduled passenger service on approximately 3,600 flights daily to 229 cities in the U.S., Canada, the Caribbean, Latin America and Europe. The Company’s airline subsidiaries will operate 360 mainline jets and will be supported by our regional airline subsidiaries and affiliates operating as US Airways Express, which will operate approximately 241 regional jets, of which 80 will be aircraft with 70 or more seats, and approximately 112 turboprops.
      Our principal executive offices are located at 111 West Rio Salado Parkway, Tempe, Arizona 85281. Our telephone number is (480) 693-0800.
The Restructuring and the Merger
      On January 18, 2002, America West Airlines, Inc. closed a $429 million loan supported by a $380 million government loan guarantee. Management estimates this loan triggered over $600 million in concessions and additional financing (primarily aircraft rent reductions and future financing commitments), resulting in a restructuring of America West Airlines, Inc.’s indebtedness and lease commitments valued at approximately $1 billion. As compensation for various elements of the restructuring plan, America West Holdings issued warrants to purchase certain of its then outstanding shares of common stock to the Air Transportation Stabilization Board, or ATSB, which was created by act of Congress, and to AFS Cayman Limited, or AFS.
      In connection with the merger of America West Holdings and our wholly owned subsidiary, which became effective on September 27, 2005, we issued new warrants to the ATSB and AFS on September 27, 2005 to purchase up to 7,735,770 and 386,925 shares, respectively, of our common stock at an exercise price of $7.27 per share that each expire on January 18, 2012. The new warrants replace and supersede the original warrants issued to the ATSB and AFS by America West Holdings. On October 1, 2005, US Airways Group entered into an agreement with the ATSB to purchase all of its outstanding warrants for an aggregate purchase price of approximately $115.8 million. The ATSB warrants purchase closed on October 3, 2005.
The Offering
      In connection with the warrants, AFS has certain registration rights. This prospectus and the registration statement, of which this prospectus is a part, are being filed with the SEC to satisfy our obligations to AFS under the warrants. The prospectus and the registration statement cover:

•	The resale by AFS and its transferees, donees or successors of its warrants;

•	The resale by AFS and its transferees, donees or successors of shares of common stock issuable upon its exercise of its warrants; and

•	The issuance by us of shares of common stock upon exercise of the warrants by holders other than AFS.
      Investing in our securities involves risks. You should carefully consider the information under “Risk Factors” beginning on page 6 and the other information included in this prospectus before investing in our securities.
The Warrants
      The AFS warrants give the holder the option to purchase up to 386,925 shares of our common stock at an exercise price of $7.27 per share. Both the number of shares for which the warrants are exercisable and the exercise price are subject to specified anti-dilution adjustments. The warrants have a term expiring on January 18, 2012.
      We have agreed to use best efforts to list the warrants for trading on a national securities exchange. However, we can give no assurance that we will be able to do so. In addition, we can give no assurance as to the liquidity or development of any market for the warrants, the ability of a holder to sell the warrants or any portion thereof or the price at which a holder would be able to sell the warrants or any portion thereof. The trading price of the warrants will depend on the price of our common stock, the market for similar securities and other factors, including economic conditions and our financial condition, performance and prospects.
      We will not receive any of the proceeds from the sale of the warrants. We may, however, receive cash consideration in connection with the exercise of the warrants for cash. If the AFS warrants are fully exercised for cash, we would realize proceeds, before expenses, in the amount of $2,812,945, subject to any adjustment to the exercise price and number of shares due to the anti-dilution provisions of the warrants. We are required to use a portion of the proceeds we receive from the exercise of the warrants to repay indebtedness under America West Airlines, Inc.’s loan. However, we cannot be sure that the warrants will be exercised, in whole or in part.
The Common Stock
      This prospectus covers, and the registration statement of which it is a part registers, 386,925 shares of our common stock that are issuable upon exercise of the warrants and are being registered either for resale by AFS or for issuance upon exercise of the warrants by a holder other than AFS.
      The shares issued upon the exercise of the warrants are subject to specified anti-dilution provisions set forth in the warrants. As of February 8, 2006, we had approximately 82,085,219 shares of common stock outstanding. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.
      Our common stock is listed on the NYSE under the symbol “LCC.”

FORWARD-LOOKING STATEMENTS
      Certain of the statements contained herein or incorporated by reference herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the Company’s outlook, expected fuel costs, the revenue environment, and the Company’s expected 2005 financial performance. These statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings and US Airways Group, including future financial and operating results, the Company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties that could cause the Company’s actual results and financial position to differ materially from these statements. These risks and uncertainties include, but are not limited to, those described above under the caption “Risk Factors” and the following:

•	the ability of the Company to achieve the synergies anticipated as a result of the merger and to achieve such synergies in a timely manner;

•	the ability of the Company to obtain and maintain any necessary financing for operations and other purposes;

•	the ability of the Company to maintain adequate liquidity;

•	the impact of historically high fuel prices;

•	the ability to integrate the management and operations of the Company and America West Holdings;

•	the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of September 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events;

•	changes in prevailing interest rates;

•	the ability to attract and retain qualified personnel;

•	the ability of the Company to attract and retain customers;

•	the cyclical nature of the airline industry;

•	competitive practices in the industry, including significant fare restructuring activities, capacity reductions and in court or out of court restructuring by major airlines;

•	economic conditions;

•	reliance on automated systems and the impact of any failure of these systems;

•	labor costs;

•	security-related and insurance costs;

•	weather conditions;

•	government legislation and regulation;

•	relations with unionized employees generally and the impact and outcome of the labor negotiations;

•	the ability of the Company to obtain and maintain normal terms with vendors and service providers;

•	the Company’s ability to maintain contracts that are critical to its operations;

•	the ability of the Company to operate pursuant to the terms of its financing facilities (particularly the financial covenants); and

•	other risks and uncertainties listed from time to time in the Company’s and America West Holdings’ reports to the SEC.
      All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption “Risk Factors.”
      There may be other factors not identified above of which the Company is not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The Company assumes no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these estimates other than as required by law.
      You should carefully read this prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

RISK FACTORS
Risk Factors Relating to US Airways Group and Industry Related Risks
We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our business or the extent to which any factor or combination of factors may impact our business.
Our business is dependent on the price and availability of aircraft fuel. Continued periods of historically high fuel costs, significant disruptions in the supply of aircraft fuel or significant further increases in fuel costs could have a significant negative impact on our operating results.
Our operating results are significantly impacted by changes in the availability or price of aircraft fuel. Fuel prices increased substantially in 2004 compared with 2003 and have continued to increase in 2005. Due to the competitive nature of the airline industry, we generally have not been able to increase our fares when fuel prices have risen in the past and we may not be able to do so in the future. Although we are currently able to obtain adequate supplies of aircraft fuel, it is impossible to predict the future availability or price of aircraft fuel. In addition, from time to time we enter into hedging arrangements to protect against rising fuel costs. Our ability to hedge in the future, however, may be limited.
Our high level of fixed obligations limits our ability to fund general corporate requirements and obtain additional financing, limits our flexibility in responding to competitive developments and increases our vulnerability to adverse economic and industry conditions.
We have a significant amount of fixed obligations, including debt, aircraft leases and financings, aircraft purchase commitments, leases of airport and other facilities and other cash obligations. We also have guaranteed costs associated with our regional alliance with Mesa Airlines, Inc. and commitments to purchase aircraft from Airbus. As a result of the substantial fixed costs associated with these obligations:

•	A decrease in revenues results in a disproportionately greater percentage decrease in earnings.

•	We may not have sufficient liquidity to fund all of these fixed costs if our revenues decline or costs increase.

•	We may have to use our working capital to fund these fixed costs instead of funding general corporate requirements, including capital expenditures.

•	We may not have sufficient liquidity to respond to competitive developments and adverse economic conditions.
Our obligations also impair our ability to obtain additional financing, if needed, and our flexibility in the conduct of our business. Our existing indebtedness is secured by substantially all of our assets, leaving us with limited collateral for additional financing. Moreover, the terms of our secured loans previously guaranteed by the Air Transportation Stabilization Board restrict our ability to incur additional indebtedness or issue equity unless we use the proceeds of those transactions to repay the loan, require prepayment if our employee compensation costs exceed a certain threshold, require us to maintain a minimum cash balance of $100 million, and restrict our ability to take certain other actions, including mergers and acquisitions, investments and asset sales.
Our ability to pay the fixed costs associated with our contractual obligations depends on our operating performance and cash flow, which in turn depend on general economic and political conditions. A failure to pay our fixed costs or breach of the contractual obligations could result in a variety of adverse consequences, including the acceleration of our indebtedness, the withholding of credit card proceeds by the credit card servicers and the exercise of remedies by our creditors and lessors. In such a situation, it is unlikely that we would be able to fulfill our obligations under or repay the accelerated indebtedness, make required lease payments or otherwise cover our fixed costs.

We may not perform as well financially as we expect following the merger.
In deciding to enter into the merger agreement, US Airways Group and America West Holdings considered the benefits of operating as a combined company, including, among others: an enhanced ability to compete in the airline industry and the fact that the proprietary brands of the combined company would permit US Airways Group to further differentiate itself from other airline companies. The success of the merger will depend, in part, on our ability to realize the anticipated revenue opportunities and cost savings from combining the businesses of US Airways Group and America West Holdings. We have estimated that the combined companies expect to realize approximately $600 million in incremental operating cost and revenue synergies. We cannot assure you, however, that these synergies will be realized. To realize the anticipated benefits from the merger, we must successfully combine the businesses of US Airways Group and America West Holdings in a manner that permits those costs savings and other synergies to be realized in a timely fashion. In addition, we must achieve these savings without adversely affecting revenues or suffering a business interruption. If we are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.
The integration of US Airways Group and America West Holdings following the merger will present significant challenges.
US Airways Group and America West Holdings will face significant challenges in consolidating functions, integrating their organizations, procedures and operations in a timely and efficient manner and retaining key US Airways Group and America West Holdings personnel. The integration of US Airways Group and America West Holdings will be costly, complex and time consuming, and the managements of US Airways Group and America West Holdings will have to devote substantial effort to such integration that could otherwise be spent on operational matters or other strategic opportunities. We expect that the merger will result in certain synergies, business opportunities and growth prospects. We, however, may never realize these expected synergies, business opportunities and growth prospects. US Airways Group may experience increased competition that limits its ability to expand its business. We may not be able to capitalize on expected business opportunities, including retaining current customers. In addition, assumptions underlying estimates of expected cost savings and expected revenue synergies may be inaccurate, or general industry and business conditions may deteriorate. Furthermore, integrating operations will require significant efforts and expenses. Our management may have its attention diverted from ongoing operations while trying to integrate.
US Airways Group continues to experience significant operating losses.
Despite significant labor cost reductions and other cost savings achieved in the prior bankruptcy, US Airways Group has continued to experience significant operating losses through 2005. Since early 2001, the U.S. airline industry’s revenue performance has fallen short of what would have been expected based on historical growth trends. This shortfall has been caused by a number of factors, including rising fuel costs, as discussed above, and the factors discussed below.
The rapid growth of low-cost carriers has had a profound impact on industry revenues. Using the advantage of low unit costs, these carriers offer lower fares, particularly those targeted at business passengers, in order to shift demand from larger, more-established airlines. As a result of growth, these low-cost carriers now transport nearly 30% of all domestic U.S. passengers compared to less than 10% a decade ago. They now compete for, and thus influence industry pricing on, approximately 81% of all domestic U.S. passenger ticket sales compared to less than 20% a decade ago. As a result of their better financial performance they have access to capital to fund fleet growth. Low-cost carriers are expected to continue to increase their market share through pricing and growth.
The advent of Internet travel websites has lowered the cost to airlines of selling tickets. However, it has also had a large negative impact on airline revenues because travel consumers now have access to nearly perfect pricing information and, as a result, have become more efficient at finding lower fare alternatives.

Union disputes, employee strikes and other labor-related disruptions may adversely affect our operations.
Our business plan includes assumptions about labor costs going forward. Currently, the labor costs of both America West Holdings and US Airways Group are very competitive and very similar; however, we cannot assure you that labor costs going forward will remain competitive, either because our agreements may become amendable or because competitors may significantly reduce their labor costs. Approximately 78% of the employees within US Airways Group are represented for collective bargaining purposes by labor unions. In the United States, these employees are organized into nine labor groups represented by five different unions at US Airways, Inc., seven labor groups represented by four different unions at America West Airlines, Inc., four labor groups represented by four different unions at Piedmont Airlines, and four labor groups represented by four different unions at PSA Airlines. There are additional unionized groups of US Airways, Inc. employees abroad.
Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act, or the RLA. Under the RLA, collective bargaining agreements generally contain “amendable dates” rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the National Mediation Board. This process continues until either the parties have reached agreement on a new collective bargaining agreement, or the parties have been released to “self-help” by the National Mediation Board. Although in most circumstances the RLA prohibits strikes, after release by the National Mediation Board carriers and unions are free to engage in self-help measures such as strikes and lock-outs. None of the US Airways, Inc. labor agreements becomes amendable until December 31, 2009. Of the America West Airlines, Inc. labor agreements, three are currently amendable, a fourth becomes amendable in 2006 and negotiations are proceeding with a fifth group for an initial collective bargaining agreement.
There is the potential for litigation to arise in the context of the labor integration process. Unions may bring court actions or grievance arbitrations, and may seek to compel airlines to engage in the bargaining processes where the airline believes it has no such obligation. There is a risk that one or more unions may pursue such judicial or arbitral avenues in the context of the merger, and, if successful, could create additional costs that we did not anticipate. There is also a risk that disgruntled employees, either with or without union involvement, could engage in illegal slow-downs, work stoppages, partial work stoppages, sick-outs or other action short of a full strike that could individually or collectively harm the operation of the airline and impair its financial performance.
Fluctuations in interest rates could adversely affect our liquidity, operating expenses and results.
A substantial portion of our indebtedness bears interest at fluctuating interest rates. These are primarily based on the London interbank offered rate for deposits of U.S. dollars, or LIBOR. LIBOR tends to fluctuate based on general economic conditions, general interest rates, federal reserve rates and the supply of and demand for credit in the London interbank market. We have not hedged our interest rate exposure and, accordingly, our interest expense for any particular period may fluctuate based on LIBOR and other variable interest rates. To the extent these interest rates increase, our interest expense will increase, in which event, we may have difficulties making interest payments and funding our other fixed costs and our available cash flow for general corporate requirements may be adversely affected.
We rely heavily on automated systems to operate our business and any failure of these systems, or the failure to integrate them successfully following the merger, could harm our business.
We depend on automated systems to operate our business, including our computerized airline reservation systems, our flight operations systems, our telecommunication systems and our websites. Our website and reservation systems must be able to accommodate a high volume of traffic and deliver important flight information. Substantial or repeated website, reservations systems or telecommunication systems failures could reduce the attractiveness of our services and could cause our customers to purchase tickets from another airline. Furthermore, we must integrate the automated systems of America West Holdings and US Airways Group. Any disruption in these systems could result in the loss of important data, increase our expenses and generally harm our business.
If we incur problems with any of our third party service providers, our operations could be adversely affected by a resulting decline in revenue or negative public perception about our services.
Our reliance upon others to provide essential services on behalf of our operations may result in the relative inability to control the efficiency and timeliness of contract services. We have entered into agreements with contractors to provide various facilities and services required for our operations, including aircraft maintenance, ground facilities and baggage handling. It is likely that similar agreements will be entered into in any new markets we decide to serve. All of these agreements are subject to termination after notice. Any material problems with the efficiency and timeliness of contract services could have a material adverse effect on our business, financial condition and results of operations.
The travel industry, materially adversely affected by the September 11, 2001 terrorist attacks, continues to face on-going security concerns and cost burdens associated with security.
The attacks of September 11, 2001 materially impacted and continue to impact air travel. In November 2001, the President signed into law the Aviation and Transportation Security Act, or the Aviation Security Act. This law federalized substantially all aspects of civil aviation security, creating a new Transportation Security Administration, or TSA. Under the Aviation Security Act, substantially all security screeners at airports are now federal employees and significant other elements of airline and airport security are now overseen and performed by federal employees, including federal security managers, federal law enforcement officers, federal air marshals and federal security screeners. Among other matters, the law mandates improved flight deck security, deployment of federal air marshals onboard flights, improved airport perimeter access security, airline crew security training, enhanced security screening of passengers, baggage, cargo, mail, employees and vendors, enhanced training and qualifications of security screening personnel, additional provision of passenger data to U.S. Customs and enhanced background checks. These increased security procedures introduced at airports since the attacks have increased costs to airlines. We would also be materially impacted in the event of further terrorist attacks or perceived terrorist threats.
Increases in insurance costs or reductions in insurance coverage may adversely impact our operations and financial results.
The terrorist attacks of September 11, 2001 led to a significant increase in insurance premiums and a decrease in the insurance coverage available to commercial airline carriers. Accordingly, our insurance costs increased significantly and our ability to continue to obtain insurance even at current prices remains uncertain. In addition, we have obtained third party war risk (terrorism) insurance through a special program administered by the U.S. Federal Aviation Administration, or FAA, resulting in lower premiums than if we had obtained this insurance in the commercial insurance market. The program has been extended, with the same conditions and premiums until August 31, 2006. If the federal insurance program terminates, we would likely face a material increase in the cost of war risk insurance. Because of competitive pressures in our industry, our ability to pass additional insurance costs to passengers is limited. As a result, further increases in insurance costs or reductions in available insurance coverage could harm our earnings.
Changes in government regulation could increase our operating costs and limit our ability to conduct our business.
Airlines are subject to extensive regulatory requirements. In the last several years, Congress has passed laws and the FAA has issued a number of maintenance directives and other regulations. These requirements impose substantial costs on airlines. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. The ability of U.S. carriers to operate international routes is subject to change because the applicable arrangements between the U.S. and foreign governments may be amended from time to time, or because appropriate slots or facilities may not be available. We cannot assure you that laws or regulations enacted in the future will not adversely affect our operating costs.
The use of America West Holdings’ and US Airways Group’s respective pre-merger NOLs and certain other tax attributes is limited following the merger.
Although US Airways Group today is the same legal entity as US Airways Group prior to the merger and continues as the publicly traded parent entity, each of America West Holdings and US Airways Group underwent an “ownership change,” as defined in Internal Revenue Code Section 382, in connection with the merger. When such an ownership change occurs, Section 382 limits the companies’ future ability to utilize any net operating losses, or NOLs, generated before the ownership change and certain subsequently recognized “built-in” losses and deductions, if any, existing as of the date of the ownership change. The companies’ ability to utilize new NOLs arising after the ownership change would not be affected. An ownership change generally occurs if certain persons or groups increase their aggregate ownership percentage in a corporation’s stock by more than 50 percentage points in the shorter of any three-year period or the period since the last ownership change.
The airline industry is intensely competitive.
Our competitors include other major domestic airlines as well as foreign, regional and new entrant airlines, some of which have more financial resources or lower cost structures than ours, and other forms of transportation, including rail and private automobiles. In most of our markets we compete with at least one other low-cost air carrier. Our revenues are sensitive to numerous factors, and the actions of other carriers in the areas of pricing, scheduling and promotions can have a substantial adverse impact on overall industry revenues. These factors may become even more significant in periods when the industry experiences large losses, as airlines under financial stress, or in bankruptcy, may institute pricing structures intended to achieve near-term survival rather than long-term viability.
Certain US Airways Group liabilities were not fully extinguished as a result of confirmation of the plan of reorganization.
While a significant amount of US Airways Group’s prepetition liabilities were discharged as a result of the bankruptcy proceedings, a large number of US Airways Group obligations remain in effect following the merger. Various agreements and liabilities remain in place, including secured financings, aircraft agreements, certain environmental liabilities, certain grievances with our labor unions, leases and other contracts, as well as allowed administrative claims, that will still subject us to substantial obligations and liabilities.
Interruptions or disruptions in service at one of our hub airports could have a material adverse impact on our operations.
We expect that we will operate primarily through primary hubs in Charlotte, Philadelphia and Phoenix and secondary hubs/focus cities in Pittsburgh, Las Vegas, New York, Washington, D.C. and Boston. A majority of our flights either originate or fly into one of these hubs. A significant interruption or disruption in service at one of our hubs could result in the cancellation or delay of a significant portion of our flights and, as a result, could have a severe impact on our business, operations and financial performance.
We are at risk of losses and adverse publicity stemming from any accident involving any of our aircraft.
If one of our aircraft were to be involved in an accident, we could be exposed to significant tort liability. The insurance we carry to cover damages arising from any future accidents may be inadequate. In the event that US Airways Group’s insurance is not adequate, we may be forced to bear substantial losses from an accident. In addition, any accident involving an aircraft that US Airways Group operates could create a public perception that our aircraft are not safe or reliable, which could harm our reputation, result in air travelers being reluctant to fly on US Airways Group’s aircraft and adversely impact our financial condition and operations.

Our business is subject to weather factors and seasonal variations in airline travel, which cause our results to fluctuate.
Our operations are vulnerable to severe weather conditions in parts of our network that could disrupt service, create air traffic control problems, decrease revenue, and increase costs, such as during hurricane season in the Caribbean and Southeast United States, and snow and severe winters in the Northeast United States. In addition, the air travel business historically fluctuates on a seasonal basis. Due to the greater demand for air and leisure travel during the summer months, revenues in the airline industry in the second and third quarters of the year tend to be greater than revenues in the first and fourth quarters of the year. The results of operations of the combined company will likely reflect weather factors and seasonality, and therefore quarterly results are not necessarily indicative of those for an entire year and the prior results of America West Holdings and US Airways Group are not necessarily indicative of the combined company’s future results.
Employee benefit plans represent significant continuing costs to the sponsoring employers.
US Airways Group and its subsidiaries sponsor employee benefit plans and arrangements that provide retirement, medical, disability, and other benefits to our employees and participating retirees. Many of the benefits provided under these plans are mandated under various collective bargaining agreements, while others are provided on a voluntary basis as a means to recruit and retain valuable employees. While US Airways Group recently terminated certain defined benefit pension plan and related retiree benefits, the benefit obligations associated with the remaining employee benefit plans and related costs represent a substantial continuing cost to the sponsors. In addition, many of these employee benefit plans are subject to federal laws such as the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code, and must be maintained accordingly. Continued compliance with these employee benefit plans’ rules is necessary, as even unintentional failures to comply can result in significant fines and penalties. Employee benefit plans in general also are increasingly the subject of protracted litigation, especially following significant plan design changes. Certain of the plans sponsored by the subsidiaries of US Airways Group have undergone several changes in connection with the Chapter 11 cases.
Risks Related to Our Common Stock
Our common stock has limited trading history and its market price may be volatile.
Because our common stock began trading on the NYSE on September 27, 2005, there is only a limited trading history for our common stock. The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

•	our operating results failing to meet the expectations of securities analysts or investors;

•	changes in financial estimates or recommendations by securities analysts;

•	material announcements by us or our competitors;

•	movements in fuel prices;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	general and industry-specific economic conditions;

•	public sales of a substantial number of shares of our common stock following this offering; and

•	general market conditions.
Substantial sales of our common stock after the merger could cause our stock price to fall.
Upon completion of all of the merger related equity transactions, we had outstanding approximately 77.1 million shares of common stock. Each of the new equity investors entered into a stockholders agreement that prohibits the equity investors’ sale of our common stock for a period of six months following

September 27, 2005. The stockholders agreement generally provides that the equity investors will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them, subject to limited exceptions. Approximately 44.0 million shares, or 57% of the outstanding shares of our common stock, owned by the equity investors will be eligible for resale after the expiration of the lock-up period. In addition, under the terms of a Pension Benefit Guarantee Corporation, or PBGC, settlement under US Airways Group’s plan of reorganization, the approximately 4.9 million shares of common stock issued to the PBGC may not be sold, assigned, transferred or pledged prior to the end of five months after September 27, 2005. Sales of these shares into the market after the expiration of the respective lock-up periods could cause the market price of our common stock to drop significantly, even if our business is doing well.
Conversion of our convertible notes will dilute the ownership interest of existing shareholders and could adversely affect the market price of our common stock.
The conversion of some or all of the notes, including US Airways Group’s 7% Senior Convertible Notes due 2020, America West Holdings Corporation’s 7.5% Convertible Senior Notes due 2009 or America West Airlines, Inc.’s 7.25% Senior Exchangeable Notes due 2023 will dilute the ownership interests of existing shareholders. Beginning January 18, 2005, the 7.5% notes became convertible into shares of our common stock, at the option of the holder. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.
A small number of shareholders beneficially own a substantial amount of our common stock.
A significant portion of US Airways Group’s common stock is beneficially owned by a relatively small number of equity investors. As a result, until these stockholders sell a substantial portion of their shares, they will have a greater percentage vote in matters that may be presented for a vote to stockholders than most other stockholders. This may make it more difficult for other stockholders to influence votes on matters that may come before stockholders of US Airways Group.
Certain provisions of the amended and restated certificate of incorporation and amended and restated bylaws of US Airways Group will make it difficult for stockholders to change the composition of our board of directors and may discourage takeover attempts that some of our stockholders may consider beneficial.
Certain provisions of the amended and restated certificate of incorporation and amended and restated bylaws of US Airways Group may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of US Airways Group and its stockholders. These provisions include, among other things, the following:

•	a classified board of directors with three-year staggered terms;

•	advance notice procedures for stockholder proposals to be considered at stockholders’ meetings;

•	the ability of US Airways Group’s board of directors to fill vacancies on the board;

•	a prohibition against stockholders taking action by written consent;

•	a prohibition against stockholders calling special meetings of stockholders;

•	requiring the approval of holders of at least 80% of the voting power of the shares entitled to vote in the election of directors for the stockholders to amend the second amended and restated bylaws; and

•	super majority voting requirements to modify or amend specified provisions of US Airways Group’s amended and restated certificate of incorporation.

These provisions are not intended to prevent a takeover, but are intended to protect and maximize the value of US Airways Group’s stockholders’ interests. While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable our board of directors to prevent a transaction that some, or a majority, of our stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. In addition, US Airways Group is subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits business combinations with interested stockholders. Interested stockholders do not include stockholders whose acquisition of US Airways Group’s securities is pre-approved by the board of directors under Section 203.
Our charter documents include provisions limiting voting and ownership by foreign owners.
Our amended and restated certificate of incorporation provides that shares of capital stock may not be voted by or at the direction of persons who are not citizens of the United States if the number of such shares would exceed 24.9% of the voting stock of our company. In addition, any attempt to transfer equity securities to a non-U.S. person in excess of 49.9% of our outstanding equity securities will be void and of no effect.
Risks Related to the Warrants
There may be no active trading market for the warrants.
Before the offering, there has been no established trading market for the warrants. Although we have agreed to use best efforts to list the warrants on a national securities exchange, we cannot assure you that we will be able to list the warrants on a national securities exchange. Moreover, we cannot assure you as to the development or liquidity of any market for the warrants, the ability of the holders of the warrants to sell the warrants or any portion thereof or the price at which holders would be able to sell the warrants or any portion thereof. The trading price of the warrants will depend on the price of our common stock, the market for similar securities and other factors, including economic conditions and our financial condition, performance and prospects.
Exercise of the warrants will dilute the ownership interests of existing stockholders.
The exercise of the warrants will dilute the ownership interests of existing stockholders and any sales in the public market of the common stock issuable upon such exercise could adversely affect prevailing market prices of our common stock. In addition, the existence of the warrants may encourage short selling by market participants because exercise of the warrants could depress the price of our common stock.
You should consider the United States federal income tax consequences of owning the warrants and our common stock.
You are urged to consult your tax advisors with respect to the United States federal income tax consequences resulting from an exercise of the warrants, as well as the possibility of taxable income resulting from certain changes in the conversion rate or failure to make a change in the conversion rate. A discussion of certain United States federal income tax consequences of ownership of the warrants and common stock received upon an exercise of a warrant is contained under the heading “Material United States Federal Income Tax Considerations.”

USE OF PROCEEDS
      We will not receive any of the proceeds from the sale of the warrants. We may, however, receive cash consideration in connection with the exercise of the warrants for cash. If the AFS warrants are fully exercised for cash, we would realize proceeds, before expenses, in the amount of $2,812,945, subject to any adjustment to the exercise price and number of shares due to the anti-dilution provisions of the warrants. We are required to use a portion of the proceeds we receive from the exercise of the warrants to repay indebtedness under America West Airlines, Inc.’s loan. However, we cannot be sure that the warrants will be exercised, in whole or in part.
DETERMINATION OF EXERCISE PRICE
      The exercise price of the original warrants issued to AFS by America West Holdings in January 2002 was $3.00, based on an established trading market for the common stock of America West Holdings. In the merger between America West Holdings and our wholly owned subsidiary, America West Holdings class B common stock was converted to US Airways Group common stock at an exchange ratio of 0.4125. In accordance with the terms of the original warrants, the exercise price of $7.27 for the warrants we issued to AFS on September 27, 2005 was determined using the same exchange ratio of 0.4125.

SELLING SECURITY HOLDER
      On January 18, 2002, America West Airlines, Inc. closed a $429 million loan supported by a $380 million government loan guarantee. This loan triggered over $600 million in concessions and additional financing (primarily aircraft rent reductions and future financing commitments), resulting in a restructuring of America West Airlines, Inc.’s indebtedness and lease commitments. As compensation for various elements of the restructuring plan, America West Holdings issued warrants to purchase certain of its then outstanding shares of common stock to AFS. In connection with the merger of America West Holdings and our wholly owned subsidiary, which became effective on September 27, 2005, we issued new replacement warrants to AFS on September 27, 2005 to purchase up to 386,925 shares of our common stock at an exercise price of $7.27 per share and which expires on January 18, 2012. The new warrants replace and supersede the original warrants issued to AFS by America West Holdings. When we refer to “selling security holder” in this prospectus, we mean AFS as well as AFS’s transferees, pledgees, donees, assignees, partnership distributees or successors.
      In connection with the issuance of the warrants, we agreed to register for resale by the selling security holder:

•	the warrants; and

•	shares of common stock issuable upon the exercise of the warrants.
      The selling security holder may, from time to time, offer and sell the warrants or the common stock underlying the warrants pursuant to this prospectus. Our registration of the warrants, or the common stock underlying the warrants, does not necessarily mean that the selling security holders will sell all or any of these securities.
      The following table sets forth certain information as of February 8, 2006 concerning the following securities that may from time to time be offered for resale by the selling security holders:

•	the warrants; and

•	the number of shares of common stock issuable upon exercise of the warrants.
      The number of exercise shares shown in the table below assumes that the warrants held by the selling security holders are fully exercised at the stated exercise price of $7.27 per share. The exercise price and the number of shares issuable pursuant to the terms of the warrants are subject to adjustment pursuant to specified anti-dilution provisions set forth in the warrants.

			Shares of	Shares of Common
			Common Stock	Stock Beneficially
			Beneficially	Owned Upon
	Warrants		Owned Before	Completion of the
	Beneficially Owned	Exercise Shares	Completion of	Offering
Name (1)	and Offered (2)	Offered (2)(3)	the Offering (4)	(number/percentage)

AFS Cayman Limited (5)	386,925	386,925	0	0

(1)	Information concerning any change to the selling security holders will be set forth in prospectus supplements or post-effective amendments to the registration statement from time to time, if required.

(2)	Our registration of these securities does not necessarily mean that the selling security holders will sell any or all of the securities.

(3)	Figures in this column assume that the selling security holder will fully exercise the warrants held by it.

(4)	Figures in this column do not include the shares of common stock issuable upon exercise of the warrants listed in column 3 to the left.

(5)	AFS Cayman Limited is affiliated with Airbus S.A.S., or Airbus. See “— Relationship of AFS with Us.”

Relationship of AFS with Us
      AFS is affiliated with Airbus S.A.S., or Airbus. US Airways Group, US Airways, Inc. and America West Airlines, Inc. entered into a Memorandum of Understanding with AVSA S.A.R.L., an affiliate of Airbus, in connection with the merger of America West Holdings and our wholly owned subsidiary, which we refer to as the Airbus MOU. As of December 31, 2004, US Airways Group had 19 A320-family aircraft on firm order with Airbus scheduled for delivery in the years 2008 through 2010. US Airways Group also had ten

A330-200 aircraft on firm order with Airbus scheduled for delivery in the years 2008 and 2009. In addition, America West Airlines had 20 Airbus A320 family aircraft (twelve A320s and eight A319s) on firm order for delivery in 2005 through 2007. In accordance with the Airbus MOU, on September 27, 2005:

•	we entered into an Airbus A350 Purchase Agreement with AVSA, S.A.R.L. This agreement provides for the delivery of 20 A350 aircraft during the period 2011 through 2014. The agreement contains terms and conditions with respect to aircraft price, escalation, payment terms and pre-delivery payments, inspection and certification, technical acceptance, excusable and inexcusable delays, warranties and service life policy, patent and copyright indemnity, technical data and training aids, training, supplier product support, indemnities and insurance, assignments and transfers, and termination events. AVSA, S.A.R.L. also agreed to provide backstop financing with respect to a substantial number of these A350 aircraft.

•	we entered into an amendment to the A319/ A320/ A321 Purchase Agreement dated as of October 31, 1997 among US Airways Group and AVSA, S.A.R.L. The amendment provides for the rescheduling of 19 firm order A320 family aircraft for delivery during the period 2009 and 2010. The amendment also modifies other provisions of the Purchase Agreement relating to the deletion of certain aircraft cancellation rights and the rescheduling of aircraft.

•	we entered into an amendment to the A330/ A340 Purchase Agreement dated as of November 24, 1998 among US Airways Group and AVSA, S.A.R.L. The amendment provides for the rescheduling of ten firm order A330-200 aircraft for delivery during the period 2009 and 2010 and allows for cancellation in the event that US Airways takes certain deliveries under the A350 Purchase Agreement described above. Other provisions of the A330/ A340 Purchase Agreement which have been modified by the amendment relate to the application of existing pre-delivery payments, adjustments to various cancellation rights and the cancellation of the right for additional A330 aircraft.

•	America West Airlines, Inc. entered into an amendment to the Airbus A320/ A319 Purchase Agreement dated as of September 12, 1997 between America West Airlines, Inc. and AVSA, S.A.R.L., providing for the rescheduling of 11 firm order A320 family aircraft for delivery during 2009 and setting forth provisions for restructuring fees and adjustments to escalation provisions and added purchase rights for aircraft.
      On September 27, 2005, US Airways, Inc. and America West Airlines, Inc. entered in to two loan agreements, which together provide a $250 million line of credit, with Airbus Financial Services, as Initial Lender and Loan Agent, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and US Airways Group, as guarantor, with commitments in initial aggregate amounts of up to $161 million and up to $89 million (the “Airbus Loans”), and on such date $175 million of the Airbus Loans was drawn. Airbus Financial Services is affiliated with Airbus and AFS. The remaining portion of the Airbus Loans is expected to be available by the end of 2006. Amounts drawn upon the Airbus Loans are drawn first upon the $161 million Airbus Loan until it has been drawn in its full amount, in which event the remaining portion of the $250 million total commitment is drawn under the $89 million Airbus Loan. The outstanding principal amount of the $89 million Airbus Loan will be forgiven in writing December 31, 2010, or an earlier date, if on that date the outstanding principal amount of, accrued interest on, and all other amounts due under the $161 million Airbus Loan have been paid in full.
      The Airbus Loans are secured by: a lien on spare parts and certain engines of America West Airlines, Inc., which lien has second priority upon such spare parts and engines behind America West Airlines, Inc.’s existing spare parts and engine loan agreements with General Electric Capital Corporation; a lien on five Airbus A321 aircraft previously financed by an affiliate of Airbus Financial Services; and predelivery payments and other deposits held in respect of certain purchase agreements with America West Airlines, Inc., US Airways, Inc. or US Airways Group. The Airbus Loans are joint and several obligations of US Airways, Inc. and America West Airlines, Inc., guaranteed by US Airways Group.
      Under the terms of the Airbus Loans, a majority of the lenders thereunder generally have the right to direct the loan agent to accelerate the loans and exercise remedies in the event of a default under such agreements, including a breach of any of the covenants. Similarly, the consent of a majority of the lenders is required for any waiver of the failure by US Airways, Inc. and America West Airlines, Inc. to comply with the covenants under, and for any amendments to, the Airbus Loan agreements. Airbus Financial Services is the sole initial lender under the Airbus Loans. In addition, under the terms of the Airbus Loans, US Airways, Inc. and America West Airlines, Inc. are required to provide Airbus Financial Services with financial and operating information and reports, notice of certain events, and access to their books and records.
PLAN OF DISTRIBUTION
      The selling security holder and its successors, which includes their pledgees, donees, partnership distributees, other transferees receiving the warrants or common stock from the selling security holder in non-sale transfers, may sell the warrants and the common stock underlying the warrants directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling security holder or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.
      The warrants and the common stock underlying the warrants may be sold in one or more transactions:

•	at fixed prices;

•	at prevailing market prices at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.
      These sales may be effected in transactions, which may involve block transactions, in the following manner:

•	on any national securities exchange or quotation service on which the warrants or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter-market;

•	in transactions other than on these exchanges or services or in the over-the-counter market; or

•	through the writing and exercise of options, whether these options are listed on an options exchange or otherwise.
      The selling security holder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the warrants or the common stock underlying the warrants and deliver these securities to close out short positions, short and deliver the warrants and common stock underlying the warrants to close out short positions, or loan or pledge the warrants or the common stock underlying the warrants to broker-dealers that in turn may sell these securities.
      The aggregate proceeds to the selling security holder from the sale of the warrants or common stock underlying the warrants will be the purchase price of the warrants or common stock less any discounts and commissions. The selling security holder reserves the right to accept and, together with its agents, to reject any proposed purchase of the warrants or common stock to be made directly or through agents. We will not receive any of the proceeds from the resale of these securities by the selling security holder. We may, however, receive cash consideration in connection with the exercise of the warrants for cash. See “Use of Proceeds.”
      In order to comply with the securities laws of some jurisdictions, if applicable, the holders of the warrants and the common stock underlying the warrants may sell in some jurisdictions through registered or licensed broker dealers. In addition, under certain circumstances in some jurisdictions, the warrants may need to be registered or qualified for sale or comply with an available exemption from the registration and qualification requirements of such jurisdictions.

      Our outstanding common stock is listed for trading on the NYSE. Although we have agreed to use best efforts to list the warrants for trading on a national securities exchange, we cannot give any assurance that we will be able to do so.
      The selling security holder and any underwriters, broker-dealers or agents that participate in the sale of the warrants and common stock underlying the warrants may be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”). Any discounts, commissions, concessions or profit they earn on any resale of the warrants or the shares of the common stock underlying the warrants may be underwriting discounts and commissions under the Securities Act. Selling security holders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling security holder has acknowledged that they understand their obligations to comply with the provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions. The selling security holder has also agreed to comply with the prospectus delivery requirements of the Securities Act, if any.
      In addition, Regulation M under the Securities Act may restrict the ability of any person engaged in the distribution of the warrants and the underlying common stock to engage in market-making activities with respect to the particular warrants and the underlying common stock being distributed for a period of up to five business days before the commencement of such distribution. This may affect the marketability of the warrants and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the warrants and the underlying common stock.
      In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. The selling security holder has represented that it will not sell the warrants or any common stock pursuant to this prospectus except as described in this prospectus.
      If required, the warrants or the common stock to be sold, the names of the selling security holder, the purchase price and public offering price, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.
      America West Holdings entered into a registration rights agreement for the benefit of the holders of the original warrants in 2002, which agreement remains effective with respect to the replacement warrants. Pursuant to this registration rights agreement, as amended, America West Holdings agreed to register the warrants and the common stock underlying the warrants with the SEC under specific circumstances and specific times. In addition, the selling security holder and America West Holdings have agreed to indemnify each other and their respective directors, officers and controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the warrants and the common stock, including liabilities under the Securities Act. We, on behalf of America West Holdings, will pay substantially all of the expenses incident to the registration of the warrants and the common stock underlying the warrants, except that the selling security holder will pay all brokers’ commissions and, in connection with an underwritten offering, underwriting discounts and commissions.
DESCRIPTION OF THE WARRANTS
      On September 27, 2005, in connection with the merger of America West Holdings and our wholly owned subsidiary and pursuant to the terms of the original warrants issued to AFS by America West Holdings, we issued to AFS warrants to purchase up to 386,925 shares of our common stock. The following summary description of the warrants sets forth some general terms and provisions of the warrants, but the summary does not purport to be complete and is qualified in all respects by reference to the actual text of the warrants, copies of which have been filed as exhibits to the registration statement, of which this prospectus is a part. In the event of any conflict between this description and the text of the warrants, the text of the warrants shall govern. We urge you to read the text of the warrants because the warrants, and not this description, define your rights as a holder of the warrants.
Exercise Period
      Each warrant is exercisable at any time on or prior to January 18, 2012.
Exercise Price And Other Terms
      Each warrant will entitle its holder to purchase the shares of common stock specified on the face of the warrant at a price of $7.27 per share, subject to adjustment in accordance with the anti-dilution and other adjustment provisions described below. The holder of each warrant will be able to exercise the warrant, in whole or part, by delivering to us the certificate representing the warrant, the exercise notice properly completed and executed and payment of the aggregate exercise price for the number of shares of common stock as to which the warrant is being exercised. The exercise price will be payable at the option of each warrant holder:

•	in cash or by check payable to the order of US Airways Group; or

•	by cashless exercise, pursuant to which the warrant holder will receive the number of shares of common stock as is equal to the product of (1) the number of shares of common stock being exercised under the warrant multiplied by (2) a fraction, the numerator of which is the market price per share of common stock at such time minus the exercise price per share of common stock at such time, and the denominator of which is the market price per share of common stock at such time.
      Each warrant may be exercised at any time in whole or in part at the applicable exercise price until its applicable expiration date, as described above. No fractional shares of our common stock will be issued upon the exercise of the warrants. We will pay a cash adjustment instead of fractional shares equal to the product resulting from multiplying the fractional amount by the fair market value of one share of common stock. The fair market value shall be the average daily market price for the 20 trading days ending on the last trading day before the date of determination of the fair market value.
      Upon exercise of each warrant, we will deliver a stock certificate representing the number of shares that were exercised under the warrant, such certificate to be issued and delivered as soon as practicable after the warrant is exercised. If the warrant is not fully exercised, we will execute a new warrant exercisable for the remaining shares and deliver the new warrant at the same time as the stock certificate for the exercised shares.
Adjustments
      The exercise price of each warrant and the number of shares of common stock purchasable upon the exercise of each warrant may, with certain exceptions, be subject to adjustment in certain situations. Within five business days following the effective date of any such adjustment, we will compute such adjustment and provide the respective warrant holder with a certificate setting forth the adjustment and the facts on which it is based. The situations requiring adjustment are as follows:

•	Upon any dividend or distribution of common stock to the holders of any class of common stock, split or other subdivision of the outstanding shares of common stock or the combination of the outstanding shares of common stock into a smaller number of shares, the exercise price and number of shares of common stock issuable upon exercise of the warrant shall be increased or decreased proportionately as appropriate.

•	Upon the issuance of any rights, options or warrants to holders of any class of common stock to subscribe for or purchase shares of any class of common stock or securities convertible into any class of common stock at a price per share less than the greater of (1) the then current market price or (2) the then effective exercise price of the warrant (initially $7.27), the exercise price and number of shares of common stock issuable upon exercise of the warrant shall be increased or decreased proportionately as appropriate; provided however, that any adjustment so made shall be recalculated at the expiration of the exercise period of such rights, options or warrants to take into consideration only those rights, options or warrants actually exercised. There are generally no adjustments for issuances of stock or options under our stock plans.

•	Upon the issuance or distribution to holders of any class of common stock, evidences of our indebtedness, cash or other assets, shares of any class of capital stock or any other security (other than common stock) or rights to subscribe therefor (other than as described above), the exercise price and number of shares of common stock issuable upon exercise of the warrant shall be increased or decreased proportionately as appropriate; provided however, that any adjustment made as a result of the grant of subscription rights shall be recalculated at the expiration of the exercise period of such subscription rights to take into consideration only those subscription rights actually exercised.

•	Upon a tender or exchange offer by us (other than an odd lot offer) for any class of common stock at a price in excess of the market price of such common stock at the expiration of the tender of exchange offer, the exercise price of the warrant and number of shares of common stock issuable by us shall be adjusted as appropriate.

•	Upon a dividend or other distribution of rights or warrants to holders of any class of common stock that, prior to a “triggering event” are (1) transferable with such shares of common stock, (2) not exercisable and (3) issued in respect of future issuances of common stock, the exercise price of the warrant and number of shares of common stock issuable by us shall be adjusted as appropriate upon the occurrence of a triggering event.

•	Upon any (1) consolidation or merger with or into another corporation (other than a consolidation or merger in which we are the surviving corporation and the common stock is not exchanged for securities, property or assets issued or delivered or paid by another person or entity) or (2) lease, sale or conveyance of all or substantially all of our property or assets, an adjustment will be made to enable the warrant holder to receive, in lieu of the shares of common stock that might otherwise have been purchased upon exercise of the warrant, the kind and number of shares and/or other securities and/or property and assets and/or cash receivable in such event that the holder would otherwise have been entitled to receive had the holder exercised the warrant immediately prior to such consolidation, merger, lease, sale or conveyance.

•	Upon any reclassification or change of, or recapitalization involving, common stock, including any such reclassification, change or recapitalization effected in connection with a consolidation or merger in which we are the surviving corporation and the common stock is exchanged for shares and/or other securities and/or property or assets and/or cash issued, delivered or paid by us, an adjustment will be made to enable the warrant holder to receive, in lieu of the shares of common stock that might otherwise have been purchased upon exercise of the warrant, the kind and number of shares and/or other securities and/or property and assets and/or cash receivable in such event that the holder would otherwise have been entitled to receive had the holder exercised the warrant immediately prior to such reclassification, change, consolidation or merger.

•	If we issue shares of any class of common stock, warrants or other convertible securities (subject to certain exclusions set forth in the warrant) at a price, conversion price or exercise price (including any adjustments thereof) per share less than the greater of (1) the fair market value of the class of common stock then being issued at the time of such issuance (or if being issued in an underwritten offering, the market price on the day that such offering is being priced) or (2) the then effective exercise price of the warrant (initially $7.27), then the exercise price of the warrant shall be adjusted on a “weighted average” formula basis.

Warrant Holder Not A Stockholder
      The warrants do not entitle the holders to any voting or other rights as are accorded to our stockholders nor are the holders subject to any liability for the exercise price or as a stockholder whether asserted by us or our creditors.
Transfer, Exchange And Exercise
      Each warrant may be presented for transfer, exchange or exercise at any time on or prior to its expiration date, at which time the warrant will become wholly void and of no value. If a market for the warrant develops, the holder may sell the warrant instead of exercising it. We have agreed to use best efforts to list the warrants for trading on a national securities exchange. However, we can give no assurance that we will be able to do so. In addition, we can give no assurance as to the liquidity or development of any market for the warrants, the ability of a holder to sell the warrants or any portion thereof or the price at which a holder would be able to sell the warrants or any portion thereof. The trading price of the warrants will depend on the price of our common stock, the market for similar securities and other factors, including economic conditions and our financial condition, performance and prospects.
      We will not impose a charge for any exercise, exchange or transfer of the warrants, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer.
      Any issuance by US Airways Group of the shares of common stock upon exercise of the warrants must be made by US Airways Group pursuant to an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act. In addition any issuance and any disposition may require registration or qualification under applicable state securities laws.
Registration Rights
      We agreed to file a registration statement with respect to the warrants and the shares of common stock issuable upon exercise of the warrants. In addition, we agreed that AFS would have the registration rights with respect to the common stock set forth in a registration rights agreement between America West Holdings and the ATSB, with certain limitations. The following summary of the registration rights provided in such registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part, is not complete. Unless otherwise indicated, the provisions set forth below summarize the provisions contained in the registration rights agreement. This summary is not complete and you should refer to the registration rights agreement for a full description of the registration rights that apply to the warrants and the underlying shares of common stock. This summary is qualified in its entirety by the registration rights agreement. In the event of any conflict between this description and the registration rights agreement, the terms of the registration rights agreement will govern.
      The holders of the warrants and the common stock issuable upon exercise of the warrants are entitled to the benefits of a registration rights agreement. This prospectus is part of a shelf registration statement that we filed to meet our obligations to register after the issuance of the warrants:

•	resale of the warrants by the selling security holder;

•	resales of the shares of common stock issuable upon exercise of the warrants by the selling security holder; and

•	the issuance by US Airways Group of shares of common stock upon exercise of the warrant to holders other than AFS.
      We will use our best efforts to have this shelf registration statement declared effective as soon as reasonably practicable following the filing thereof, and to keep it effective until the earlier of:

(1) the date on which such securities cease to be outstanding;

(2) the date on which such securities have been distributed to the public pursuant to Rule 144; or

(3) the sale pursuant to the registration statement of the warrants and all of the underlying common stock being registered thereunder.

      We will be permitted to suspend the use of this prospectus for a period not to exceed 60 consecutive days or an aggregate of 90 days during any twelve month period under certain circumstances relating to disclosure of a material financing, acquisition, other transaction or other material non-public information, which disclosure our board of directors shall have determined in good faith is not in our and our stockholder’s best interests. A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling security holder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to such holder.
      We will give notice of the effectiveness of the shelf registration statement to all holders who have provided us with the selling security holder notice and questionnaire. Each holder must complete the notice and questionnaire in order to be named as a selling security holder in the prospectus and prior to any intended distribution of registrable securities pursuant to the shelf registration statement. If we receive completed questionnaires from holders after the effectiveness of the shelf registration statement, we will, as promptly as practicable, file amendments or supplements to the registration statement naming those holders as selling security holders, thereby allowing them to sell their securities under the registration statement. Any use of the registration statement by selling security holders is, however, subject to our right to suspend use of the prospectus under certain circumstances and provided that we may take reasonable steps to aggregate the addition of registrable securities of more than one holder and we will not be required to file more than one amendment or supplement during any thirty-day period.
      We will pay all registration expenses of the shelf registration, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities. Selling security holders remain responsible for all selling expenses, such as commissions and discounts.

DESCRIPTION OF CAPITAL STOCK OF US AIRWAYS GROUP
      The following summary of certain provisions of our common stock is not intended to be complete and is qualified by reference to the provisions of applicable law and to the form of our amended and restated certificate of incorporation and the form of our amended and restated bylaws.
Authorized Capital Stock
      Our authorized capital stock consists of 200 million shares of common stock, par value $0.01 per share.
Voting Rights
      The holders of US Airways Group common stock are entitled to one vote per share on all matters submitted to a vote of common stockholders, except that voting rights of non-U.S. citizens are limited to the extent that the shares of common stock held by such non-U.S. persons would otherwise be entitled to more than 24.9% of the aggregate votes of all outstanding equity securities of US Airways Group. Holders of common stock have no right to cumulate their votes. The common stock is listed on the NYSE. Holders of common stock participate equally as to any dividends or distributions on the common stock.
Stock Certificates
      Our bylaws provide that our board of directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock will be uncertificated shares.
Number of Directors
      Our certificate of incorporation provides that our board of directors will consist of not less than one nor more than 15 directors, the exact number of which will be fixed from time to time by resolution adopted by a majority of our board of directors.
Classification of Board of Directors
      Our certificate of incorporation classifies the board of directors into three separate classes, consisting as nearly equal in number as may be possible of one-third of the total number of directors constituting the entire board of directors, with staggered three-year terms. If the number of directors is changed, any increase or decrease will be apportioned across classes in order for the classes to remain as nearly equal as possible.
Removal of Directors
      Our certificate of incorporation provides that any director may be removed only “for cause,” and by the affirmative vote of the holders of at least 80% of the voting power of the then issued and outstanding capital stock entitled to vote for the election of directors.
Vacancies on the Board of Directors
      Our certificate of incorporation provides that, except as may be otherwise provided pursuant to the stockholders agreements or other contracted obligations of US Airways Group, any vacancy on the board of directors that results from an increase in the number of directors may be filled by a majority of the board of directors then in office, provided that a quorum is present, and any other vacancy occurring on the board of directors may be filled by a majority of the board then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of that class will hold office for a term that coincides with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as his or her predecessor.

Foreign Ownership Limitation
      Our certificate of incorporation and bylaws provide limits on the voting and ownership of our equity securities owned or controlled by persons who are not citizens of the United States in order to comply with U.S. law and related rules and regulations of the U.S. Department of Transportation. Any equity securities owned by non-U.S. persons having in excess of 24.9% of the voting power of our outstanding equity securities will have their voting rights automatically suspended in reverse chronological order based upon the date of registration in our foreign stock record. In addition, any attempt to transfer equity securities to a non-U.S. person in excess of 49.9% of our outstanding equity securities will be void and of no effect and will not be recorded in our books and records.
Stockholder Action by Written Consent
      Our certificate of incorporation provides that no stockholder action may be taken except at an annual or special meeting of stockholders and that stockholders may not take any action by written consent.
Amendment to Certificate of Incorporation
      Our certificate of incorporation provides that we reserve the right to amend, alter, change or repeal any provision contained in our certificate of incorporation in a manner in keeping with the certificate of incorporation or the Delaware General Corporation Law, or DGCL, and that all rights conferred upon stockholders are granted subject to that reservation.
      Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the voting power of the shares entitled to vote for the election of directors to amend, alter, change, repeal or adopt any provision as part of the certificate of incorporation inconsistent with the purpose and intent of Articles V (Board of Directors), VIII (No Written Consent), X (Amendment of Bylaws) or XI (Amendment of the Certificate of Incorporation) of the certificate of incorporation.
Amendment of Bylaws
      Our certificate of incorporation provides that an affirmative vote of at least a majority of the board of directors or the affirmative vote of at least 80% of the voting power of the shares entitled to vote for the election of directors will be required to adopt, amend, alter or repeal our bylaws.
Special Meeting of Stockholders
      Our certificate of incorporation provides that special meetings of the stockholders may be called by:

•	the chairman of the board of directors; or

•	the secretary, at the written request or by a resolution adopted by the affirmative vote of a majority of the board of directors.
Quorum
      Our certificate of incorporation and bylaws provide that the holders of a majority of the capital stock issued, outstanding and entitled to vote at a meeting of stockholders, present in person or represented by proxy, will constitute a quorum at any meeting of the stockholders held for the purpose of electing directors.
Notice of Stockholder Meeting
      Our bylaws provide that written notice of meetings of stockholders, stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at that meeting, and, in the case of a special meeting, the purpose(s) for which the meeting is called, must be given to each stockholder of record entitled to vote whenever stockholders are required or permitted to take any action at any meeting. The secretary must provide such notice not less than 10 nor more than 60 days before the date of the meeting.

Delivery & Notice Requirements of Stockholder Nominations and Proposals
      Our bylaws provide that at any annual stockholders’ meeting only such business may be transacted as has been:

•	specified in the notice of meeting or any supplement thereto;

•	given by or at the direction of the board or any duly authorized committee thereof;

•	otherwise properly brought by or at the direction of the board of directors or any duly authorized committee thereof; or

•	otherwise properly brought by any stockholder of US Airways Group (A) who is a stockholder of record on the date of the giving of the notice provided for in the bylaws and on the record date for the determination of stockholders entitled to notice of and to vote at such annual meeting, and (B) who complies with the notice procedures set forth in the bylaws.
      For a proposal, other than nominations of persons for election to the board of directors, to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely written notice thereof to the secretary of US Airways Group and such business must be a proper matter for stockholder action.
      To be timely, a stockholder’s notice must be delivered to or mailed to, and received by, the secretary at our principal executive offices:

•	not less than 90 calendar days nor more than 120 calendar days prior to the anniversary date of the immediately preceding annual meeting of stockholders; or

•	in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.
      Our bylaws also provide that, for business to be properly brought before a special meeting of stockholders, other than nominations of persons for election to the board of directors, a stockholder must give timely written notice thereof to the secretary of US Airways Group.
      To be timely, a stockholder’s written notice must be received by the secretary at our principal executive offices at least 10 days prior to the first public notice of the special meeting.
      A stockholder’s written notice to the secretary for either an annual meeting or a special meeting must set forth:

•	a brief description of the business desired to be brought before the meeting and the reasons for conducting the business at the meeting;

•	the name and address of record of the stockholder proposing that business;

•	the class and number of our shares which are beneficially owned by the stockholder;

•	the dates upon which the stockholder acquired those shares;

•	documentary support for any claim of beneficial ownership;

•	a description of all arrangements or understandings between the stockholder and any other person or persons (including their names) in connection with the proposal and any material interest of the stockholder in the business;

•	a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the business before the meeting;

•	a statement in support of the matter; and

•	for proposals sought to be included in the proxy statement, any other information required by Rule 14a-8 under the Exchange Act.
      Our bylaws also provide that no business may be conducted at any stockholders’ meeting except business brought before the meeting in accordance with the procedures set forth in the bylaws. If the chairman of the meeting determines that business was not properly brought before the meeting, the chairman will declare that the business was not properly brought and such business will not be considered or transacted.
Preemptive Rights
      Our certificate of incorporation does not grant any preemptive rights.
Dividends
      Our certificate of incorporation provides that stockholders are entitled to receive such dividends and other distributions in cash, stock or property of US Airways Group when, as and if declared thereon by the board of directors from time to time out of assets or funds legally available therefor.
      Our bylaws provide that dividends, if any, may be declared by the board of directors at any regular or special meeting of the board (or any action by written consent in lieu thereof) and may be paid in cash, property or shares of US Airways Group’s capital stock. Before payment of any dividend, the directors may set aside a portion of the funds available for dividends such as the board of directors, in its absolute discretion, deems proper as a reserve fund. Also, the board of directors may modify or abolish any such reserve.
Limitation of Personal Liability of Directors
      Our certificate of incorporation provides that no director will be personally liable to US Airways Group or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.
      Our certificate of incorporation further provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended.
Indemnification of Officers & Directors
      Our certificate of incorporation provides that US Airways Group:

•	will indemnify its directors and officers to the fullest extent authorized or permitted by law. This right to indemnification continues even after a person has ceased to be a director or officer and inures to the benefit of his or her heirs, executors and personal and legal representatives. Subject to applicable law, the right to indemnification includes the right to be paid the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition; and

•	may, to the extent authorized by the board of directors, provide rights to indemnification and to the advancement of expenses to employees and agents similar to those conferred on directors and officers.
      Except for proceedings to enforce rights to indemnification, US Airways Group is not obligated to indemnify any director or officer or his or her heirs, executors or personal or legal representatives in connection with a proceeding or part thereof initiated by that person unless the proceeding or part thereof was authorized or consented to by the board of directors.

      Our certificate of incorporation also provides that the rights to indemnification and to the advance of expenses are not exclusive of any other right which any person may have or acquire under the certificate of incorporation, the bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise.
      Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors, officers and controlling persons under the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
No Stockholder Rights Plan
      We do not have a stockholder rights plan.
Business Combinations
      Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing changes in control if our board of directors determines that those changes in control are not in the best interests of US Airways Group and its stockholders. These provisions include, among other things, the following:

•	a classified board of directors with three-year staggered terms;

•	advance notice procedures for stockholder proposals to be considered at stockholders’ meetings;

•	the ability of US Airways Group’s board of directors to fill vacancies on the board;

•	a prohibition against stockholders taking action by written consent;

•	a prohibition against stockholders calling special meetings of stockholders;

•	requiring the approval of holders of at least 80% of the voting power of the shares entitled to vote in the election of directors for the stockholders to amend the amended and restated bylaws; and

•	super majority voting requirements to modify or amend specified provisions of US Airways Group’s amended and restated certificate of incorporation.
      These provisions are not intended to prevent a takeover, but are intended to protect and maximize the value of our stockholders’ interests. While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable our board of directors to prevent a transaction that some, or a majority, of our stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors.
      In addition, Section 203 of the DGCL protects publicly-traded Delaware corporations, such as US Airways Group, from hostile takeovers, and from actions following the takeover, by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.
      A corporation may elect not to be governed by Section 203 of the DGCL. Neither our certificate of incorporation nor our bylaws contain this election. Therefore, we are governed by Section 203 of the DGCL.
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      The following is a summary of the anticipated material United States federal income tax consequences of the acquisition, ownership and disposition of warrants and common stock acquired upon exercise of a warrant and is for general information purposes only. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to persons that purchase their warrants for cash and hold their warrants and common stock as capital assets for United States federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular holder, including a holder that is subject to special treatment under United States federal income tax laws (including, among others, the ATSB, AFS, tax-exempt organizations, cooperatives, regulated investment companies or real estate investment trusts, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons that hold their warrants or common stock as part of a hedge, straddle, constructive sale or conversion transaction, persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax and persons that are, or hold their warrants or common stock through, partnerships or other pass-through entities). In addition, this discussion does not address any aspects of state, local or non-United States taxation or United States federal taxation other than income taxation. No ruling has been requested from the IRS regarding the United States federal income tax consequences of acquiring, owning or disposing of the warrants or common stock. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.
      This discussion assumes that the warrants are treated as such, and not as common stock, for United States federal income tax purposes. No assurances can be made in this regard. The tax considerations discussed below may be different if the warrants were treated as common stock.
      For purposes of this summary, a “U.S. holder” means any holder of a warrant or our common stock that is a citizen or individual resident of the United States, a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996 and properly elected to be treated as a United States person. A “non-U.S. holder” means any holder of a warrant or our common stock acquired through the exercise of a warrant (other than an entity treated as a partnership or other flow-through entity and its beneficial owners) that is not a “U.S. holder.”
      The United States federal income tax treatment of a partner or other beneficial owner in a partnership or other flow-through entity generally will depend on the status of the partner and the activities of such partnership. Partners and partnerships (including beneficial owners of pass-through entities and such entities themselves) should consult their own tax advisors as to the particular United States federal income tax consequences applicable to them.
      PROSPECTIVE PURCHASERS OF WARRANTS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE UNITED STATES FEDERAL TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF THE WARRANTS AND OUR COMMON STOCK, AS WELL AS THE EFFECTS OF STATE, LOCAL AND NON-UNITED STATES TAX LAWS.
U.S. Holders

Exercise of Warrants

Cash Exercise
      A U.S. holder generally will not recognize income, gain or loss when paying cash to exercise a warrant, except with respect to the receipt of cash in lieu of fractional shares, as described below. A U.S. holder’s tax basis in common stock received upon the exercise of a warrant will be equal to the sum of (i) the U.S. holder’s adjusted tax basis in the warrant at the time of exercise and (ii) the exercise price of the warrant (reduced by any tax basis allocable to a fractional share, as described below). A U.S. holder’s holding period for such common stock will begin on the date the warrant is exercised.

Cashless Exercise
      The tax treatment of a cashless exercise of a warrant (i.e., where a portion of the holder’s warrants are surrendered as the exercise price for other warrants) is uncertain. A cashless exercise may, for example, be treated as a tax-free “recapitalization,” in which case a holder’s tax basis in the common stock received would equal the tax basis in the surrendered warrants (reduced by any tax basis allocable to a fractional share, as described below). Alternatively, a cashless exercise may be treated similarly to a cash exercise. It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss should be recognized.
      The holding period for common stock acquired in a cashless exercise will depend on the United States federal income tax treatment of a cashless exercise. Accordingly, the holding period for a share of common stock acquired in a cashless exercise generally may include the holder’s holding period for the exercised warrant if the cashless exercise is treated as a recapitalization, or the holding period generally may begin on the date the warrant is exercised if the cashless exercise is treated similarly to a cash exercise, or the holding period generally may begin on the day following the date of exercise if the cashless exercise is treated as a taxable exchange. Due to the absence of authority on the United States federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, holders are urged to consult their tax advisors as to the tax consequences of a cashless exercise.

Cash Received In Lieu of Fractional Shares
      Cash received in lieu of a fractional share of common stock upon exercise of a warrant will be treated as a payment in exchange for such fractional share deemed to be received by the holder on conversion, and generally should result in capital gain or loss measured by the difference between the cash received for such fractional share and the holder’s adjusted tax basis allocable to the fractional share. The utilization of capital losses is subject to certain limitations.

Lapse of Warrants
      Upon a lapse or expiration of an unexercised warrant, a U.S. holder will recognize a capital loss equal to the warrant holder’s tax basis in the warrant. This capital loss will be a long-term capital loss if the holding period with respect to such warrant is more than one year. The utilization of capital losses is subject to certain limitations.

Sale or Disposition of Warrants
      Upon a sale or other taxable disposition of a warrant other than by exercise as described above, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in such warrant. A U.S. holder’s tax basis in a warrant generally will be equal to the cost of the warrant to such U.S. holder. Any such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the warrant is more than one year at the time of disposition. The utilization of capital losses is subject to certain limitations.

Distributions on Our Common Stock
      Distributions on our common stock will constitute dividends, taxable to U.S. holders as ordinary income, to the extent of our current and accumulated earnings and profits as determined under United States federal income tax principles. To the extent that a U.S. holder receives distributions on shares of our common stock that would otherwise constitute dividends for United States federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in the shares of our common stock. Any such non-dividend distributions in excess of the U.S. holder’s tax basis in the shares of our common stock will generally be treated as capital gain. Subject to applicable limitations, dividends paid to U.S. holders that are corporations may qualify for the dividends-received deduction. For individuals, dividends paid through 2008 will be taxable at a maximum United States federal income tax rate of 15% if such dividends constitute “qualified dividend income,” provided that the holder satisfies the applicable holding period requirements. U.S. holders are urged to consult their own tax advisors regarding the applicability of the dividends received deduction or “qualified dividend income” rules to them.

Adjustment of the Conversion Rate
      Certain adjustments to, or failure to adjust, the conversion rate of the warrants may cause holders of warrants or shares of common stock to be treated as having received a distribution on the warrants or common stock, to the extent any such adjustment or failure to adjust results in an increase in the proportionate interest of such holders in our company. Such a distribution would be taxable to holders as a dividend, return of capital or capital gain in accordance with rules discussed above under “Distributions on Our Common Stock.”

Disposition of Common Stock
      Upon a taxable disposition of shares issued upon exercise of warrants, a holder generally will recognize capital gain or loss equal to the difference, if any, between (i) the amount of cash and the fair market value of other property received, and (ii) the warrant holder’s adjusted tax basis in the shares. Such gain or loss generally will be long-term capital gain or loss if the holding period with respect to such shares is more than one year. The utilization of capital losses is subject to certain limitations.
Non-U.S. Holders

Distributions and Adjustments to Conversion Rate
      Distributions paid to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30%, subject to reduction by an applicable tax treaty. Certain adjustments to, or failure to adjust, the conversion rate of the warrants may cause holders of warrants or shares of common stock to be treated as having received a distribution on the warrants or common stock, to the extent any such adjustment or failure to adjust results in an increase in the proportionate interest of such holders in our company. Such distributions generally will be subject to United States withholding tax at a rate of 30%, subject reduction by an applicable tax treaty. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status (generally, on IRS Form W-8 ECI).

Exercise or Sale of Warrants or Common Stock
      A non-U.S. holder generally will not be subject to United States federal income tax on the exercise of a warrant or the sale or disposition of a warrant or a share of our common stock.

Special Rules for Certain Non-U.S. Holders
      In general, different rules from those described above apply in the case of non-U.S. holders subject to special treatment under United States federal income tax law, including a non-U.S. holder:

•	that has an office or fixed place of business in the United States or is otherwise carrying on a United States trade or business;

•	that is an individual present in the United States for 183 or more days or has a “tax home” in the United States for United States federal income tax purposes; or

•	that is a former citizen or resident of the United States.
      Non-U.S. holders are urged to consult their United States tax advisors regarding the tax consequences of acquiring, owning and disposing of (or exercising) warrants and our common stock.

Information Reporting and Backup Withholding
      Payments of dividends on our common stock, certain adjustments to the conversion rate of the warrants (or failures to adjust the conversion rate) and the proceeds of the disposition of warrants or common stock may be subject to information reporting. United States federal backup withholding tax (currently imposed at a rate of 28%) may also apply if the holder fails to supply to us or our paying agent a taxpayer identification number, certified under penalties of perjury, as well as certain other information (generally on IRS Form W-9 or our substitute IRS Form W-9, if any) or otherwise establishes an exemption from backup withholding. Non-U.S. holders generally may establish such an exemption by furnishing an IRS Form W-8. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s United States federal income tax liability, provided the required information is furnished to the IRS.
      THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE WARRANTS OR OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.
AVAILABLE INFORMATION
      This prospectus is a part of a registration statement on Form S-3 that we are filing with the SEC, but the registration statement includes additional information and also attaches exhibits that are referenced in this prospectus. You can review a copy of the registration statement through the SEC’s “EDGAR’ System (Electronic Data Gathering, Analysis and Retrieval) available on the SEC’s web site (http://www.sec.gov).
      We are required to publicly file certain information under the Exchange Act. All of our public filings are also available on EDGAR, including reports, proxy statements, information statements and other information regarding us. You may also read and copy all of our public filings in the SEC’s Public Reference Room at Room 1580, 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.
INCORPORATION OF DOCUMENTS BY REFERENCE
      This prospectus incorporates by reference some of the reports, proxy and information statements and other information that US Airways Group or America West Holdings have filed with the SEC under the Exchange Act. This means that we are disclosing important business and financial information to you by referring you to those documents. The information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered by this prospectus are sold.

•	current report of US Airways Group on Form 8-K dated January 17, 2006, filed with the SEC on January 23, 2006;

•	current report of US Airways Group on Form 8-K dated November 22, 2005, filed with the SEC on November 22, 2005;

•	quarterly report of US Airways Group on Form 10-Q for the quarterly period ended September 30, 2005, filed with the SEC on November 9, 2005;

•	current report of US Airways Group on Form 8-K dated November 2, 2005, filed with the SEC on November 8, 2005;

•	current report of US Airways Group on Form 8-K dated October 24, 2005, filed with the SEC on October 28, 2005;

•	current report of US Airways Group on Form 8-K dated October 17, 2005, filed with the SEC on October 21, 2005;

•	current report of US Airways Group on Form 8-K dated October 19, 2005, filed with the SEC on October 19, 2005;

•	current report of US Airways Group on Form 8-K dated September 30, 2005, filed with the SEC on October 6, 2005;

•	current report of US Airways Group on Form 8-K dated September 27, 2005, filed with the SEC on October 3, 2005 (filed under Items 1.01, 2.03 and 9.01 of Form 8-K);

•	current report of US Airways Group on Form 8-K dated September 27, 2005, filed with the SEC on October 3, 2005 (filed under Items 1.01, 2.03 and 9.01 of Form 8-K);

•	current report of US Airways Group on Form 8-K dated September 27, 2005, filed with the SEC on October 3, 2005 (filed under Items 1.01, 2.03, 3.02 and 9.01 of Form 8-K);

•	current report of US Airways Group on Form 8-K dated September 27, 2005, filed with the SEC on October 3, 2005 (filed under Items 1.01, 2.01, 3.02, 5.01, 5.03 and 9.01 of Form 8-K);

•	current report of US Airways Group on Form 8-K dated September 27, 2005, filed with the SEC on October 3, 2005 (filed under Items 1.01, 5.02 and 9.01 of Form 8-K);

•	current report of US Airways Group on Form 8-K dated September 23, 2005, filed with the SEC on September 23, 2005;

•	the description of the common stock of US Airways Group contained in its registration statement on Form 8-A, filed with the SEC on September 22, 2005 and any amendment or report filed with the SEC for the purpose of updating the description;

•	current report of US Airways Group on Form 8-K dated September 22, 2005, filed with the SEC on September 22, 2005;

•	current report of US Airways Group on Form 8-K dated September 16, 2005, filed with the SEC on September 22, 2005;

•	current report of US Airways Group on Form 8-K dated September 20, 2005, filed with the SEC on September 20, 2005;

•	current report of US Airways Group on Form 8-K dated September 2, 2005, filed with the SEC on September 15, 2005;

•	current report of US Airways Group on Form 8-K dated September 8, 2005, filed with the SEC on September 9, 2005;

•	current report of US Airways Group on Form 8-K dated September 2, 2005, filed with the SEC on September 6, 2005;

•	current report of US Airways Group on Form 8-K dated August 18, 2005, filed with the SEC on August 22, 2005;

•	current report of US Airways Group on Form 8-K dated August 8, 2005, filed with the SEC on August 12, 2005;

•	amendment no. 1 to quarterly report of US Airways Group on Form 10-Q for the quarterly period ended June 30, 2005, filed with the SEC on August 11, 2005;

•	amendment no. 1 to quarterly report of US Airways Group on Form 10-Q for the quarterly period ended March 31, 2005, filed with the SEC on August 11, 2005;

•	amendment no. 1 to annual report of US Airways Group on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on August 11, 2005;

•	current report of US Airways Group on Form 8-K dated August 9, 2005, filed with the SEC on August 9, 2005;

•	current report of US Airways Group on Form 8-K dated August 3, 2005, filed with the SEC on August 4, 2005;

•	quarterly report of US Airways Group on Form 10-Q for the quarterly period ended June 30, 2005, filed with the SEC on August 2, 2005;

•	current report of US Airways Group on Form 8-K dated July 25, 2005, filed with the SEC on July 25, 2005;

•	current report of US Airways Group on Form 8-K dated July 21, 2005, filed with the SEC on July 25, 2005;

•	current report of US Airways Group on Form 8-K dated July 7, 2005, filed with the SEC on July 13, 2005;

•	current report of US Airways Group on Form 8-K dated July 5, 2005, filed with the SEC on July 6, 2005;

•	current report of US Airways Group on Form 8-K dated June 23, 2005, filed with the SEC on June 29, 2005;

•	current report of US Airways Group on Form 8-K dated June 23, 2005, filed with the SEC on June 24, 2005;

•	current report of US Airways Group on Form 8-K dated June 6, 2005, filed with the SEC on June 6, 2005;

•	current report of US Airways Group on Form 8-K dated June 2, 2005, filed with the SEC on June 3, 2005;

•	current report of US Airways Group on Form 8-K dated May 25, 2005, filed with the SEC on May 25, 2005;

•	current report of US Airways Group on Form 8-K dated May 19, 2005, filed with the SEC on May 20, 2005;

•	current report of US Airways Group on Form 8-K dated May 4, 2005, filed with the SEC on May 5, 2005;

•	current report of US Airways Group on Form 8-K dated May 3, 2005, filed with the SEC on May 4, 2005;

•	quarterly report of US Airways Group on Form 10-Q for the quarterly period ended March 31, 2005, filed with the SEC on May 4, 2005;

•	amendment no. 1 to quarterly report of US Airways Group on Form 10-Q for the quarterly period ended September 30, 2004, filed with the SEC on April 26, 2005;

•	current report of US Airways Group on Form 8-K dated April 22, 2005, filed with the SEC on April 25, 2005;

•	current report of US Airways Group on Form 8-K dated April 5, 2005, filed with the SEC on April 6, 2005;

•	current report of US Airways Group on Form 8-K dated April 5, 2005, filed with the SEC on April 5, 2005;

•	current report of US Airways Group on Form 8-K dated March 14, 2005, filed with the SEC on March 16, 2005;

•	current report of US Airways Group on Form 8-K dated March 3, 2005, filed with the SEC on March 10, 2005;

•	current report of US Airways Group on Form 8-K dated February 28, 2005, filed with the SEC on March 2, 2005;

•	annual report of US Airways Group on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 1, 2005;

•	current report of US Airways Group on Form 8-K dated February 18, 2005, filed with the SEC on February 22, 2005;

•	current report of US Airways Group on Form 8-K dated February 3, 2005, filed with the SEC on February 9, 2005;

•	current report of US Airways Group on Form 8-K dated February 3, 2005, filed with the SEC on February 4, 2005 (filed under Items 8.01 and 9.01 of Form 8-K);

•	current report of US Airways Group on Form 8-K dated January 25, 2005, filed with the SEC on February 1, 2005;

•	current report of US Airways Group on Form 8-K dated January 13, 2005, filed with the SEC on January 20, 2005;

•	current report of US Airways Group on Form 8-K dated December 28, 2004, filed with the SEC on January 6, 2005;

•	current report of US Airways Group on Form 8-K dated December 28, 2004, filed with the SEC on January 4, 2005;

•	current report of America West Holdings on Form 8-K dated September 9, 2005, filed with the SEC on September 9, 2005;

•	current report of America West Holdings on Form 8-K dated September 8, 2005, filed with the SEC on September 9, 2005;

•	current report of America West Holdings on Form 8-K dated August 12, 2005, filed with the SEC on August 12, 2005;

•	current report of America West Holdings on Form 8-K dated August 4, 2005, filed with the SEC on August 10, 2005;

•	current report of America West Holdings on Form 8-K dated July 22, filed with the SEC on July 25, 2005;

•	quarterly report of America West Holdings on Form 10-Q for the quarterly period ended June 30, 2005, filed with the SEC on July 21, 2005;

•	current report of America West Holdings on Form 8-K dated July 13, filed with the SEC on July 13, 2005;

•	current report of America West Holdings on Form 8-K dated June 29, filed with the SEC on June 30, 2005;

•	annual report of America West Holdings on Form 11-K for the fiscal year ended December 31, 2004, filed with the SEC on June 28, 2005;

•	current report of America West Holdings on Form 8-K dated June 2, filed with the SEC on June 2, 2005 (filed under Items 1.01 and 9.01 of Form 8-K);

•	current report of America West Holdings on Form 8-K dated May 25, 2005, filed with the SEC on May 25, 2005 (only with respect to information filed under Item 1.01 of Form 8-K);

•	amendment no. 1 to quarterly report of America West Holdings on Form 10-Q for the quarterly period ended September 30, 2004, filed with the SEC on April 27, 2005;

•	amendment no. 1 to quarterly report of America West Holdings on Form 10-Q for the quarterly period ended June 30, 2004, filed with the SEC on April 27, 2005;

•	amendment no. 1 to quarterly report of America West Holdings on Form 10-Q for the quarterly period ended March 31, 2004, filed with the SEC on April 26, 2005;

•	quarterly report of America West Holdings on Form 10-Q for the quarterly period ended March 31, 2005, filed with the SEC on April 26, 2005;

•	proxy statement on Schedule 14A dated April 15, 2005, filed with the SEC on April 15, 2005; (current report of America West Holdings on Form 8-K dated March 8, 2005, filed with the SEC on March 9, 2005 (only with respect to information filed under Item 4.02 of Form 8-K);

•	current report of America West Holdings on Form 8-K dated January 21, 2005, filed with the SEC on January 26, 2005;

•	annual report of America West Holdings on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 15, 2005.
      As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents (unless the exhibits are specifically incorporated by reference), at no cost, by writing or calling us at:
Corporate Secretary
US Airways Group, Inc.
111 West Rio Salado Parkway
Tempe, Arizona 85281
(480) 693-0800
LEGAL MATTERS
      The validity of the warrants and common stock is being passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, our special counsel.
EXPERTS
      US Airways Group. The consolidated financial statements of US Airways Group and its subsidiaries as of December 31, 2004 and 2003, and for the year ended December 31, 2004 and the nine months ended December 31, 2003 for the successor company and the three months ended March 31, 2003 and the year ended December 31, 2002 for the predecessor company, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein and in the registration statement of which this prospectus forms a part in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
      The audit report of KPMG LLP, dated February 25, 2005, on the December 31, 2004 consolidated financial statements contains an explanatory paragraph that states that US Airways Group’s significant recurring losses from operations, accumulated deficit and ongoing reorganization under Chapter 11 of the federal bankruptcy laws raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
      The audit report of KPMG LLP, dated February 25, 2005, on the December 31, 2004 consolidated financial statements refers to the adoption of fresh-start reporting pursuant to Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” as of March 31, 2003. As a

result, the consolidated financial statements of the successor company are presented on a different basis than those of the predecessor company and, therefore, are not comparable in all respects. The audit report covering the December 31, 2004 financial statements also refers to a change in accounting for stock-based compensation as described by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” as of April 1, 2003 and a change in accounting for engine maintenance effective January 1, 2002 at PSA Airlines, Inc., a wholly owned subsidiary of US Airways Group.
      America West Holdings. The consolidated financial statements of America West Holdings and America West Airlines, Inc. (a wholly owned subsidiary of America West Holdings) as of December 31, 2004 and 2003, and for the years then ended and America West Holdings management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement of which this prospectus forms a part in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
      The report of KPMG LLP, dated March 11, 2005, on America West Holdings management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses KPMG’s opinion that America West Holdings did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of a material weakness on the achievement of the control criteria and contains an explanatory paragraph that states that America West Holdings did not maintain effective internal control over financial reporting due to a material weakness associated with its accounting for America West Airlines, Inc.’s fuel hedging transactions. Management concluded that America West Airlines Inc.’s fuel hedging transactions did not qualify for hedge accounting under U.S. generally accepted accounting principles and that America West Holdings’ and America West Airlines, Inc.’s financial statements for prior periods required restatement to reflect the fair value of fuel hedging contracts in the balance sheets and statements of stockholders’ equity and comprehensive income of America West Holdings and America West Airlines, Inc. These accounting errors were the result of deficiencies in its internal control over financial reporting from the lack of effective reviews of hedge transaction documentation and of quarterly mark-to-market accounting entries on open fuel hedging contracts by personnel at an appropriate level.
      The consolidated statements of operations, of cash flows and of stockholders’ equity and comprehensive income and the related financial statement schedule of America West Holdings and its subsidiaries for the year ended December 31, 2002 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated statements of operations, of cash flows and of stockholder’s equity and comprehensive income and the related financial statement schedule of America West Airlines, Inc. (a wholly owned subsidiary of America West Holdings) for the year ended December 31, 2002 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.